Queen of Austin Film LLC (the "Company") a Texas Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2025



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Queen of Austin Film LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2025, and the related statements of operations, statement of changes in members equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
March 6, 2026

Vincenzo Mongio

	As of December 31,	
	2025	**2024**
ASSETS		
Current Assets		
Cash and Cash Equivalents	77,809	-
Total Current Assets	77,809	-
TOTAL ASSETS	77,809	-
LIABILITIES AND EQUITY		
Liabilities		
Long-term Liabilities		
Investor Participation Payable	97,603	-
Total Long-Term Liabilities	97,603	-
TOTAL LIABILITIES	97,603	-
Commitments & Contingencies (Note 4)		
EQUITY		
Members Equity	(19,794)	-
Total Equity	(19,794)	-
TOTAL LIABILITIES AND EQUITY	77,809	-

Statement of Operations

	Year Ended December 31,	
	2025	**2024**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Production Costs	4,041	-
General and Administrative	11,708	-
Total Operating Expenses	15,749	-
Operating Income (loss)	(15,749)	-
Other Income		
Grant Income	9,719	-
Total Other Income	9,719	-
Earnings Before Income Taxes	(6,030)	-
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(6,030)	-

Statement of Cash Flows

	Year Ended December 31,	
	2025	**2024**
OPERATING ACTIVITIES		
Net Income (Loss)	(6,030)	-
Net Cash provided by (used in) Operating Activities	(6,030)	-
FINANCING ACTIVITIES		
Investor Participation Payable	97,603	-
Members Contributions	2,000	-
Members Distributions	(15,764)	-
Net Cash provided by (used in) Financing Activities	83,839	-
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	77,809	-
Cash at end of period	77,809	-

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance 12/22/2024 (Inception)	-	-	-
Net Income (Loss)	-	-	-
Ending Balance 12/31/2024	-	-	-
Capital Contributions	2,000	-	2,000
Capital Distributions	(15,764)	-	(15,764)
Net Income (Loss)	-	(6,030)	(6,030)
Ending Balance 12/31/2025	(13,764)	(6,030)	(19,794)

Queen of Austin Film LLC
Notes to the Unaudited Financial Statements
December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Queen of Austin Film LLC ("the Company") was formed in Texas on December 22nd, 2024. The Company was created to develop, produce, and distribute the independent feature film Queen of Austin, a character driven dramedy based on the true story of Austin cultural icon Leslie Cochran. The Company's headquarters are in Austin, Texas. The Company intends to generate revenue through the production, distribution, and licensing of the film across theatrical, streaming, and ancillary markets.

The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital for the development and production of the film.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation plan as of December 31st, 2025.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – LIABILITIES AND DEBT

The Company is conducting a financing offering pursuant to Regulation Crowdfunding to raise capital to fund the development, production, marketing, distribution, and exploitation of the motion picture project tentatively titled *The Queen of Austin*. The offering allows investors to contribute funds in exchange for contractual rights to receive repayment of their investment and a premium from future gross receipts generated by the film, subject to a defined recoupment waterfall. The securities do not represent equity interests in the Company or ownership rights in the film and payments to investors are contingent upon the film generating sufficient revenues. The Company recorded an investor participation liability of $97,603 as of December 31st, 2025, related to this agreement.

NOTE 6 – EQUITY

The Company has a single class of membership interests, with voting, profit, and loss rights allocated pro rata to ownership percentages. Members are not personally liable for Company obligations and are not required to make additional capital contributions unless unanimously agreed. Distributions and liquidating proceeds are made pro rata, subject to solvency requirements, and a member may withdraw upon 30 days' notice, receiving the balance of their capital account within 90 days. Transfers of membership interests require unanimous consent, and the Company holds a 30-day right of first refusal at the higher of 90% of fair market value or the third-party offer price. Governance decisions such as admitting new members or amending the agreement require unanimous approval.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 6, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and may generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.